Exhibit 99.1

Suite 1378 – 200 Granville Street
Vancouver, BC, Canada V6C 1S4
Tel: 604-669-9397
Fax: 604-669-9387
Toll Free Tel: 1-888-224-1881
Email: info@silvercorp.ca
Website: www.silvercorp.ca

PRESS RELEASE

Trading Symbol:	TSX: SVM	May 11, 2011
NYSE: SVM

SILVERCORP REPORTS RECORD SILVER PRODUCTION OF 5.3 MILLION OUNCES,
RECORD NET INCOME OF $68.8 MILLION, UP 79%, AND RECORD CASH FLOWS OF $104.2 MILLION, UP 60% FOR FISCAL YEAR 2011

VANCOUVER, British Columbia – May 11, 2011 – Silvercorp Metals Inc. (“Silvercorp” or the “Company”) reported today its unaudited financial and operating results for the fourth quarter and fiscal year ended March 31, 2011, and provided an outlook for its fiscal 2012 year. The following financial results are expressed in US dollars (US$) unless stated otherwise.

FOURTH QUARTER HIGHLIGHTS

During the quarter ended March 31, 2011, the Company’s China operation was closed 28 days for the Chinese New Year Holiday. Highlights from the fourth quarter included:

  Net earnings up 29% to $12.6 million, or $0.07 per share, compared to net earnings of $9.8 million, or $0.06 per share, in the same quarter last year;

  Quarterly cash flows from operations up 44% to $34.3 million, or $0.20 per share, from $23.8 million in the same quarter last year;

  Produced 1.05 million ounces of silver in the quarter, resulting in a record annual production of 5.3 million ounces of silver and achieved the fifth consecutive year of production growth;

  Total production costs of negative $6.06 per ounce of silver and cash costs of negative $7.61 per ounce of silver, representing 31% and 35% improvements, respectively;

  Payment of $3.5 million, or CAD$0.02 per share in quarterly dividends to shareholders, and

  Closed the acquisition of the BYP Gold-Lead-Zinc Mine in Hunan Province, China.

UNAUDITED FISCAL 2011 YEAR HIGHLIGHTS

For the year ended March 31, 2011, highlights included:

  Record net earnings of $68.8 million, or $0.41 per share, a 79% increase compared to earnings of $38.5 million, or $0.24 per share, last year;

  Record sales of $167.3 million, 56% higher than last year;

  Record cash flows from operations of $104.2 million, or $0.62 per share, up 60% from $65.3 million last year;

  Record production of 5.3 million ounces of silver, or 5.46 million ounces of silver equivalent including 3,200 ounces gold produced. Silver production was up 15% from 4.6 million ounces last year;

  Total production costs of negative $5.58 per ounce of silver and cash costs of negative $6.80 per ounce of silver, representing 4% and 9% improvements, respectively;

  Paid cash dividends totaling CAD$0.08 per share, representing $13.1 million for the year;

  Raised $110.5 million net proceeds from an equity financing; and

  Increased total cash and short term investments to $206.3 million from $94.4 million a year ago, up by a 119%.

FINANCIALS

For the fourth quarter, Silvercorp recorded net earnings of $12.6 million, or $0.07 per share, an increase of 29% over the net earnings of $9.8 million, or $0.06 per share, in the same quarter last year. Net earnings improved primarily due to higher realized selling prices, offset by increased taxes, higher general and administrative (“G&A”) expenses and foreign exchange loss.

The Chinese tax holiday, which allowed the Company’s most profitable Chinese subsidiary, Henan Found, to have a preferential 12.5% income tax rate, expired on December 31, 2010. Henan Found is now subject to the normal income tax rate of 25%, resulting in a $3.1 million income tax increase for the quarter.

In addition, a VAT surtax, which was previously exempt for foreign invested companies in China and represented approximately 1.4% of sales, has been levied since December 1, 2010. This increased other taxes by $0.6 million for the quarter. Also included in other taxes was a one-time business tax of $0.4 million, relating to a capital transaction.

G&A expenses increased by $1.7 million compared to the same quarter last year, as the Company’s operations expanded to four locations from only one last year. As the US dollar continues to depreciate, the Company recorded a $1.6 unrealized foreign exchange loss, which was $1.4 million higher than the same quarter last year.

For the year ended March 31, 2011, the Company generated record net earnings of $68.8 million, or $0.41 per share, which was 79% higher than last year.

Sales in the fourth quarter rose to $42.4 million, a 50% increase from $28.2 million in the same quarter last year. For the year, Silvercorp reported record sales of $167.3 million, an increase of $60.2 million or 56% from last year. The increase in sales was mainly due to higher metal prices combined with higher quantities of metals sold for the year. The actual sales also exceeded the fiscal 2011 sales guidance of $140 million by 20%.

Cost of sales for the quarter was $8.6 million, representing a 9% increase compared to the same quarter last year. For the year, cost of sales was $35.5 million, an increase of 48% compared to $24.0 million a year ago. The cost of sales increased correspondingly with the production increase. The ore mined increased by 55% and 46% compared to the prior year quarter and the prior year, while the ore milled increased by 1% and 46%, respectively.

Gross profit margin during the quarter improved to 76% from 68% in the same quarter last year. For the year, gross profit margin was 75% compared to a gross profit margin of 74% last year.

Cash flow from operations for the fourth quarter was $34.3 million, or $0.20 per share, a 44% increase from $23.8 million in the same quarter last year. For the year, Cash flow generated from operations was $104.2 million, or $0.62 per share, an increase of $39.0 million or 60% from $65.3 million last year. The Company raised $110.5 million from an equity financing and ended the year with $206.3 million in cash and short investments, more than double the $94.4 million at the end of the prior year.

OPERATIONS

The Company mined 125,691 tonnes of ore in the fourth quarter, a 55% increase over 81,034 tonnes in the same period last year. Ore production during this quarter was lower than in the past three quarters, as the Company’s operations were closed for 28 days for the Chinese New Year Holiday. For the year, the Company mined a record of 592,330 tonnes of ore, which was 46% more than last year.

For the fourth quarter, consolidated cash mining costs decreased to $45.54 per tonne from $47.36 per tonne in the same quarter last year, as a result of improved productivity in the mines, off-set by higher labour, material and contractor costs. In addition, the stronger Chinese Yuan relative to the US Dollar added approximately $1.50 cash mining costs per tonne compared to last year. On an annual basis, consolidated cash mining costs for the year decreased to $43.70 per tonne from $47.43 per tonne in last year due to increased ore production.

A total of 135,464 tonnes of ore were milled in the quarter, comparable to the 133,921 tonnes in the same quarter last year. Cash milling costs increased to $15.31 per tonne from $9.43 per tonne a year ago due to: (i) more material and electronic/mechanical supplies being consumed, as the mills implemented a maintenance program to enhance recovery rates; (ii) higher labour costs incurred relating to increases in the number of workers, base salary and year-end bonus; and (iii) the US dollar depreciation. For the year, the Company milled 596,735 tonnes, representing 188,842 tonnes more, or a 46% increase from last year.

A total of 1.05 million ounces of silver were produced during the quarter. For the year, total silver production achieved a new company record of 5.3 million ounces, up 15% compared to 4.6 million ounces produced in the previous year.

Consolidated cash cost per ounce of silver for the quarter improved to negative $7.61 compared to negative $5.64 per ounce of silver in the same quarter last year, driven by higher realized prices for by-product credits. Consolidated cash cost per ounce of silver for the year improved to negative $6.80 compared with negative $6.22 in prior year.

In its fiscal year 2011 production guidance, the Company projected to mine 570,000 tonnes of ore at grades of 320 g/t silver, 6% lead and 2% zinc, yielding 5.3 million ounces of silver, 72 million pounds of lead and 17 million pounds of zinc. The Company achieved its fiscal 2011 production guidance of 5.3 million ounces of silver, and was slightly below guidance for lead and zinc metal production by about 3.0 million and 0.7 million pounds, or 4% each, respectively. In addition, the company produced 3,200 ounces of gold, up from 1,600 ounces in the prior year, and for which no guidance was given.

Silvercorp’s consolidated operational results for the past four quarters and full fiscal 2011 and its fiscal 2011 guidance are summarized at Table 1 below:

Table 1: Consolidated Operational Results
	Q4 2011	Q3 2011	Q2 2011	Q1 2011	F2011	F2011
	31-Mar-11	31-Dec-10	30-Sept-10	30-Jun-10	Total	Guidance
Ore Mined (tonne)
Direct Smelting Ore (tonne)	2,740	3,711	3,065	3,426	12,942
Stockpiled Ore (tonne)	122,951	163,502	151,380	141,555	579,388
	125,691	167,213	154,445	144,981	592,330	570,000
Run of Mine Ore (tonne)
Direct Smelting Ore (tonne)	2,740	3,711	3,065	3,426	12,942
Ore Milled (tonne)	132,724	157,817	147,488	145,764	583,793
	135,464	161,528	150,553	149,190	596,735
Metal Sales
Silver (in thousands of ounce)	1,047	1,523	1,343	1,387	5,300	5,300
Gold (in thousands of ounce)	1.1	0.8	0.3	1.0	3.2	n/a
Lead (in thousands of pound)	14,385	18,795	17,028	18,803	69,011	72,000
Zinc (in thousands of pound)	3,253	4,791	3,869	4,430	16,343	17,000
Head Grade of Run of Mine Ore
Silver (gram/tonne)	290.0	330.0	312.0	326.3	316.0	320.0
Lead (%)	5.6	5.7	5.6	6.1	5.7	6.0
Zinc (%)	1.8	1.8	1.9	2.0	1.9	2.0
Recovery rate of Run of Mine Ore
Silver (%)	91.8	92.0	91.6	90.9	91.6
Lead (%)	95.6	95.3	95.1	95.2	95.3
Zinc (%)	67.8	70.1	70.1	69.5	69.5
Cash Mining cost ($ per tonne)	45.54	48.30	40.36	40.33	43.70
Total Mining costs($ per tonne)	56.55	58.28	49.12	48.61	53.16
Cash Milling cost ($ per tonne)	15.31	12.11	11.36	11.94	12.46
Total Milling cost ($ per tonne)	17.26	13.69	13.06	13.62	14.16
Total Production Cost per ounce of Silver ($)	(6.06)	(5.93)	(5.17)	(5.21)	(5.58)
Total Cash Cost per ounce of Silver ($)	(7.61)	(7.13)	(6.30)	(6.31)	(6.80)

For the fiscal year 2011, 80% of the Company’s record silver production of 5.3 million ounces was from the Ying Mine, while the HPG, LM and TLP mines contributed the remaining 20%, compared to only 10% in the prior year, as production from these satellite mines continues to grow as mine development progresses.

Operational results for the past four quarters and the full fiscal 2011 year for the Ying Mine are summarized at Table 2 below:

Table 2: Ying Mine Operational Results
	Q4 2011	Q3 2011	Q2 2011	Q1 2011	F2011
	31-Mar-11	31-Dec-10	30-Sep-10	30-Jun-10	Total
Ore Mined (tonne)
Direct Smelting Ore (tonne)	2,715	3,640	3,017	3,339	12,711
Stockpiled Ore (tonne)	59,650	82,101	82,187	79,873	303,811
	62,365	85,741	85,204	83,212	316,522
Run of Mine Ore (tonne)
Direct Smelting Ore (tonne)	2,715	3,640	3,017	3,339	12,711
Ore Milled (tonne)	61,173	81,700	79,995	81,898	304,766
	63,888	85,340	83,012	85,237	317,477
Metal Sales
Silver (in thousands of ounce)	765	1,241	1,095	1,148	4,249
Gold (in thousands of ounce)	0.8	0.4	0.2	0.4	1.8
Lead (in thousands of pound)	10,359	14,862	13,486	14,230	52,937
Zinc (in thousands of pound)	2,536	3,954	3,275	3,604	13,369
Head Grade of Run of Mine Ore
Silver (gram/tonne)	441.0	499.0	461.0	470.5	470.0
Lead (%)	8.4	8.3	7.9	8.1	8.1
Zinc (%)	2.9	2.9	2.8	2.8	2.8
Recovery rate of Run of Mine Ore
Silver (%)	93.0	92.9	92.3	91.7	92.4
Lead (%)	97.0	96.6	96.3	96.4	96.5
Zinc (%)	67.7	70.1	71.5	69.2	69.8
Cash Mining cost ($ per tonne)	48.35	49.85	42.66	43.83	46.05
Total Mining costs($ per tonne)	63.56	64.12	54.79	55.10	59.14
Cash Milling cost ($ per tonne)	15.43	12.22	11.51	12.03	12.40
Total Milling cost ($ per tonne)	17.39	13.89	13.36	13.66	14.13
Total Production Cost per ounce of Silver ($)	(8.88)	(7.67)	(6.94)	(5.83)	(7.20)
Total Cash Cost per ounce of Silver ($)	(10.25)	(8.76)	(7.99)	(6.80)	(8.30)

ACQUISITION, EXPLORATION AND DEVELOPMENT

Ying Mining Camp, Henan Province, China

During the quarter, the Company incurred $2.9 million in exploration and development expenditures at the Ying Mining Camp. For the year, a total of $19.6 million was spent for exploration and development, with 71,000 metres of tunnels, 125,000 metres of surface and underground drilling and 1,829 metres of shafts, declines and raises being built. The mine development works completed not only sustained the Ying Mine’s production level, but also allowed the TLP, HPG and LM mines to continue their current production growth trend. The surface and underground drilling program discovered 18 new veins at the TLP Mine and 12 new veins at the LM Mine with numerous high grade pockets identified.

GC Project, Guangdong Province, China

Since receiving a mining permit in December 2010, Silvercorp has been moving the project development forward. During the quarter, the Company focused on acquiring land usage rights, construction of the access road and power lines, site preparation, negotiation and finalizing mine and mill construction contracts, and completion of a review of safety production measures by Guangdong Provincial Safety Production Bureau. Silvercorp has built a team of over 20 experienced technical staff to bring the GC Project into production. In addition, a surface drilling program with two drill rigs commenced step-out drilling during the quarter.

BYP Project, Hunan Province, China

In January 2011, Silvercorp completed the acquisition of a 70% equity interest in BYP Gold-Lead-Zinc Mine in Hunan Province, China, with $26.7 million cash payment and $8.6 million capital contribution for the project.

Silvercorp intends to utilize the existing 400 t/d floatation mill to mine and process gold mineralizations starting in May 2011 with an initial focus on higher grade metals. Concurrently, Silvercorp plans to expand the mining and milling capacity to 1,000 t/d gold mineralization for fiscal 2013 and to 2,000 t/d (1,000 t/d gold mineralization and 1,000 t/d lead-zinc mineralization) by fiscal 2014.

During the fourth quarter, the Company assembled a team of over 25 technical staff for the project development and improved the operation of the 400 t/d floatation mill by adding a cone crusher and extra floatation cells. Operations at the mill are expected to commence within May 2011. Silvercorp’s engineers are also working with a qualified Chinese engineering firm to complete a detailed and staged mining and development plan to fulfill the Company’s production goals.

Surface and underground drilling have started with three surface drill rigs and three underground drill rigs. The surface drilling is mainly a step-out drilling to test a geological model that thrust faults have stacked at least three segments of stratigraphic sequences, which contain the same gold mineralization horizons, namely the quarts siltstone with silisification and pyrite mineralization. The underground drilling is mainly for in-fill drilling of the #3 gold mineralization zone.

Silvertip Project, British Columbia, Canada

During the quarter, Silvercorp completed an independent Preliminary Assessment Technical Report for the Silvertip Project and continues its effort in completing a Small Mine Permit application.

OUTLOOK FOR FISCAL YEAR 2012

Production in China

From the four mines at the Ying Mining Camp production is expected to increase to 600,000 tonnes of ore at grades of 325g/t silver, 0.4g/t gold, 6% lead and 1.9% zinc, yielding 5.6 million ounces of silver, 4,000 ounces of gold, and 90 million pounds of lead and zinc. Total production cost is estimated at approximately $75 per tonne of ore.

The BYP mine is expected to commence production in May 2011 and is expected to mine and mill 130,000 tonnes of ore at a grade of 7 g/t gold, yielding approximately 26,000 ounces of gold at an estimated total production cost of $28 per tonne of ore.

Budgets for mill construction, mine development and exploration of three projects in China

The total capital expenditures for the three projects in China are estimated at $67 million for fiscal 2012, which include capital expenditures of $53 million for mine development, mill construction, and other capital items (e.g. surface facilities, roads, land usage rights, and reporting) and exploration expenditures of $14 million to complete a 241,000 metre surface and underground drilling program. The budget estimate is based on the contracts on hand, designs by qualified Chinese engineering firms, and the Company’s past operation experience in China. The details for each project are as follows:

The Ying Mining Camp

  The capital expenditures for the Ying, TLP, LM and HPG mines and central mill are budgeted at $18.5 million which includes several vertical shafts, declines and raises totaling 7,000 metres ($5.6 million), 40,000 metres of horizontal tunnels for development and mining exploration ($7 million), 1,500 metres of ramps ($1.2 million), a new tailing facility ($2 million), and equipment as well as surface facilities ($2.7 million).

  The exploration expenditure for a 171,000 metre underground drilling program at the four mines of the Ying Camp is estimated to be $8.5 million.

The GC Project

  The capital expenditures for fiscal 2012 are budgeted at $22.5 million, which includes a 1,500 tonne per day mill and tailing dam ($12 million), land-usage rights ($5 million), a 1,500 metre ramp ($1.2 million), a 500 metre shaft ($1.5 million) and surface facilities ($2.8 million). By the end of fiscal 2012, it is expected that the GC project will achieve a 700 tonne per day mining capacity and a 1,500 tonne per day milling capacity. In order to bring the project into full mining production of 1,500 tonnes per day, further capital expenditures will be required for fiscal 2013 which are expected to be partially financed through cash flows generated from the GC project.

  As the Company has successfully obtained its mining permit for the GC project, drilling will resume in fiscal 2012. A 20,000 metre surface diamond drilling program is budgeted at $2.5 million.

The BYP Mine

  The capital expenditures for fiscal 2012 are budgeted at $12 million. In order to achieve an initial mining and milling capacity of 400 tonnes per day, or a total of 130,000 tonnes of ore for fiscal 2012, the Company will upgrade the existing 400 tonne per day floatation mill ($1.5 million), build a cement back-filling facility ($1.5 million), complete about 7,000 metres of mine development tunnels ($1.5 million), acquire land usage rights and build surface facilities including roads, an office, accommodations and a laboratory ($2.5 million), for a total of $7 million of capital expenditures. In addition, to achieve a production capacity of 1,000 tonnes per day starting in fiscal 2013, the Company will spend $5 million to expand the 400 tonne per day mill to a 1,000 tonnes per day capacity ($3 million) and develop 1,500 metres of ramp and access tunnels ($2 million) to allow mechanized mining in the future.

  The exploration expenditures for a 50,000 metre underground and surface drilling program are estimated to cost $3 million.

Silvertip project in Canada

The Company has budgeted $2 million to complete the ongoing environmental assessment study, to prepare and submit an application for a Small Mine Permit, and to complete a feasibility study for the project.

In addition to the aggressive exploration program carried out by the Company to grow the resources and reserves in its operating projects, Silvercorp continually seeks acquisition opportunities in China and other jurisdictions.

CONFERENCE CALL AND WEBCAST INFORMATION

A conference call and live audio webcast to discuss these results is scheduled as follows:

Date:	Thursday, May 12, 2011
Time:	8:00 am PT (11:00 am ET)
Dial-In Number:	1-612-288-0329
Live audio webcast:	www.silvercorp.ca (click on the link on the home page)
Playback webcast can be accessed at: www.silvercorp.ca

About Silvercorp Metals Inc.

Silvercorp Metals Inc. is engaged in the acquisition, exploration, development and mining of high-grade silver-related mineral properties in China and Canada. Silvercorp is the largest primary silver producer in China through the operation of the four silver-lead-zinc mines at the Ying Mining Camp in the Henan Province of China. Silvercorp is currently building the GC silver-lead-zinc project in Guangdong Province as its second China production base and foothold, and this will be followed by the third production foothold at the recently acquired BYP gold-lead-zinc project in Hunan Province. In Canada, Silvercorp is preparing to apply for a Small Mine Permit for the Silvertip high grade silver-lead-zinc mine project in northern British Columbia to provide a further platform for growth and geographic diversification. The Company’s shares are traded on the New York Stock Exchange and Toronto Stock Exchange and are included as a component of the S&P/TSX Composite and the S&P/TSX Global Mining Indexes.

For further information: SILVERCORP METALS INC., Rui Feng, Chairman & CEO and Lorne Waldman, Corporate Secretary, Phone: (604) 669-9397, Fax: (604) 669-9387, Toll Free 1(888) 224-1881, Email: info@silvercorp.ca, Website: www.silvercorp.ca.

CAUTIONARY DISCLAIMER -- FORWARD LOOKING STATEMENTS

Certain of the statements and information in this press release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws. Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategies”, “targets”, “goals”, “forecasts”, “objectives”, “budgets”, “schedules”, “potential” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements or information. Forward-looking statements or information relate to, among other things: the price of silver and other metals; the accuracy of mineral resource and mineral reserve estimates at the Company’s material properties; the sufficiency of the Company’s capital to finance the Company’s operations; estimates of the Company’s revenues and capital expenditures; estimated production from the Company’s mines in the Ying Mining Camp; timing of receipt of permits and regulatory approvals; availability of funds from production to finance the Company’s operations; and access to and availability of funding for future construction, use of proceeds from any financing and development of the Company’s properties.

Forward-looking statements or information are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, risks relating to: fluctuating commodity prices; calculation of resources, reserves and mineralization and precious and base metal recovery; interpretations and assumptions of mineral resource and mineral reserve estimates; exploration and development programs; feasibility and engineering reports; permits and licenses; title to properties; First Nations title claims and rights; property interests; joint venture partners; acquisition of commercially mineable mineral rights; financing; recent market events and conditions; economic factors affecting the Company; timing, estimated amount, capital and operating expenditures and economic returns of future production; integration of future acquisitions into the Company’s existing operations; competition; operations and political conditions; regulatory environment in China and Canada; environmental risks; foreign exchange rate fluctuations; insurance; risks and hazards of mining operations; key personnel; conflicts of interest; dependence on management; internal control over financial reporting as per the requirements of the Sarbanes-Oxley Act; and bringing actions and enforcing judgments under U.S. securities laws.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements or information. Forward-looking statements or information are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements or information due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in the Company’s Annual Information Form for the year ended March 31, 2010 under the heading “Risk Factors”. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information.

The Company’s forward-looking statements and information are based on the assumptions, beliefs, expectations and opinions of management as of the date of this press release, and other than as required by applicable securities laws, the Company does not assume any obligation to update forward-looking statements and information if circumstances or management’s assumptions, beliefs, expectations or opinions should change, or changes in any other events affecting such statements or information. For the reasons set forth above, investors should not place undue reliance on forward-looking statements and information.

SILVERCORP METALS INC.
Consolidated Balance Sheets - Unaudited
(Expressed in thousands of U.S. dollars)

	March 31, 2011	March 31, 2010
ASSETS

Current Assets
Cash and cash equivalents	$147,224	$50,618
Short term investments	59,037	43,773
Accounts receivable, prepaids and deposits	3,794	2,474
Inventories	3,895	3,175
Current portion of future income tax assets	414	112
Due from a related party	203	138
	214,567	100,290

Long term prepaids and deposits	893	583
Equity investment in NUX	15,624	6,103
Other investments	46,286	9,003
Plant and equipment	36,548	29,024
Mineral rights and properties	198,682	133,248
Future income tax assets	915	1,203
	$513,515	$279,454

LIABILITIES

Current Liabilities
Accounts payable and accrued liabilities	$12,770	$7,504
Deposits received	13,278	6,737
Bank loan	-	1,465
Current portion of asset retirement obligations	323	292
Dividends payable	3,600	3,238
Income tax payable	3,047	1,658
Current portion of future income tax liabilities	84	-
Due to a related party	3,447	-
	36,549	20,894

Future income tax liabilities	30,655	19,475
Asset retirement obligations	3,026	2,357
	70,230	42,726

Non-controlling interests	34,333	21,738

SHAREHOLDERS' EQUITY

Share capital	266,081	145,722
Contributed surplus	4,192	4,702
Reserves	31,893	31,893
Accumulated other comprehensive income	33,601	14,910
Retained earnings	73,185	17,763
	408,952	214,990

	$513,515	$279,454

SILVERCORP METALS INC.
Consolidated Statements of Operations - Unaudited
(Expressed in thousands of U.S. dollars, except for share and per share figures)

	Three months ended March 31,		Twelve months ended March 31,

	2011	2010	2011	2010

Sales	$42,422	$28,224	$167,327	$107,164

Cost of sales	8,575	7,839	35,457	23,996
Depreciation, amortization and depletion	1,618	1,108	6,487	3,904
	10,193	8,947	41,944	27,900

Gross profit	32,229	19,277	125,383	79,264

Expenses
Accretion of asset retirement obligations	42	32	164	125
Amortization	188	156	648	932
Foreign exchange loss (gain)	1,588	211	2,762	(432)
General exploration and property investigation expenses	826	702	3,319	4,909
Impairment charges and bad debt	-	-	-	698
Investor relations	118	126	463	438
General and administrative	4,034	2,317	14,799	9,348
Other taxes	1,098	48	1,478	143
Professional fees	551	344	1,310	1,783
	8,445	3,936	24,943	17,944
	23,784	15,341	100,440	61,320
Other income and (expenses)
Equity income (loss) on investment in NUX	2,064	(99)	1,837	(424)
Dilution gain on investment in NUX	-	-	4,726	-
Gain on disposal of mineral rights and properties	-	-	537	-
Loss on disposal of plant and equipment	(27)	(198)	(677)	(1,569)
Unrealized gain (loss) on held-for-trading securities	(2,462)	57	1,283	35
Gain on disposal of long term investments	139	-	505	-
Interest expenses	(47)	(27)	(87)	(122)
Interest income	476	233	1,461	868
Other income	180	52	511	337
	323	18	10,096	(875)

Income before income taxes and non-controlling interests	24,107	15,359	110,536	60,445

Income tax expense
Current	6,126	1,722	19,485	7,796
Future	970	413	1,576	764
	7,096	2,135	21,061	8,560

Income before non-controlling interests	17,011	13,224	89,475	51,885

Non-controlling interests	(4,449)	(3,464)	(20,626)	(13,338)

Net income	$12,562	$9,760	$68,849	$38,547

Basic earnings per share	$0.07	$0.06	$0.41	$0.24
Diluted earnings per share	$0.07	$0.06	$0.41	$0.24
Weighted Average Number of Shares Outstanding - Basic	174,725,616	167,205,472	167,806,101	162,287,528
Weighted Average Number of Shares Outstanding - Diluted	176,223,762	167,963,878	169,192,836	163,571,019

SILVERCORP METALS INC.
Consolidated Statements of Cash Flows - Unaudited
(Expressed in thousands of U.S. dollars)

	Three months ended March 31,		Twelve months ended March 31,
	2011	2010	2011	2010
Cash provided by (used in)
Operating activities
Net income for the period	$12,562	$9,760	$68,849	$38,547
Add (deduct) items not affecting cash :
Accretion of asset retirement obligations	42	32	164	125
Depreciation, amortization and depletion	1,806	1,264	7,135	4,836
Equity loss (income) on investment in NUX	(2,064)	99	(1,837)	424
Dilution gain on investment in NUX	-	-	(4,726)	-
Future income tax expenses	970	413	1,576	764
Impairment charges and bad debt	-	-	-	698
Unrealized loss (gain) on held-for-trading securities	2,462	(57)	(1,283)	(35)
Gain on disposal of long term investments	(139)	-	(505)	-
Gain on disposal of mineral rights and properties	-	-	(537)	-
Loss on disposal of plant and equipment	27	198	677	1,569
Non-controlling interests	4,449	3,464	20,626	13,338
Stock-based compensation	583	592	2,332	1,914
Unrealized foreign exchange gain	(158)	(148)	(41)	(1,118)
Changes in non-cash working capital	13,778	8,142	11,812	4,189
Cash provided by operating activities	34,318	23,759	104,242	65,251

Investing activities
Mineral rights and properties
Acquisition and capital expenditures	(5,183)	(10,187)	(25,561)	(21,218)
Proceeds on disposals	-	-	537	-
Plant and equipment
Acquisition	(3,267)	(3,645)	(9,477)	(5,027)
Proceeds on disposals	-	7	1	140
Long-term investments
Acquisition	(22,485)	(32)	(32,823)	(1,355)
Proceeds on disposals	344	-	1,457	-
Acqusition of net assets of subsidiary	(23,388)	-	(23,388)	-
Net redemption (purchase) of short term investments	(30,612)	(9,059)	(13,503)	(13,578)
Prepayments to acquire plant and equipment	1,417	78	(770)	(560)
Cash used in investing activities	(83,174)	(22,838)	(103,527)	(41,598)

Financing activities
Advances to related parties, net of repayments received	(146)	(45)	167	(101)
Bank loan
Proceeds	-	-	-	2,927
Repayments	-	(1,465)	(1,473)	(2,123)
Non-controlling interests
Distribution	-	-	(10,582)	(7,191)
Cash dividends distributed	(3,506)	(3,103)	(13,113)	(12,001)
Capital stock
Proceeds from issuance of common shares	1,868	482	115,819	1,310
Cash provided by (used in) financing activities	(1,784)	(4,131)	90,818	(17,179)

Effect of exchange rate changes on cash and cash equivalents	1,436	325	5,073	2,674

Increase (decrease) in cash and cash equivalents	(49,204)	(2,885)	96,606	9,148

Cash and cash equivalents, beginning of period	196,428	53,503	50,618	41,470

Cash and cash equivalents, end of period	$147,224	$50,618	$147,224	$50,618

SILVERCORP METALS INC.
Mining Data
(Expressed in thousands of U.S. dollars, except for mining data figures)

Q4 Fiscal 2011	Three months ended March 31, 2011
	YING	HPG&LM	TLP	Consolidated

Production Data
Mine Data
Ore Mined (tonne)
Direct Smelting Ore (tonne)	2,715	23	2	2,740
Stockpiled Ore (tonne)	59,650	18,013	45,288	122,951
	62,365	18,036	45,290	125,691

Run of Mine Ore (tonne)
Direct Smelting Ore (tonne)	2,715	23	2	2,740
Ore Milled (tonne)	61,173	20,690	50,861	132,724
	63,888	20,713	50,863	135,464

Mining cost per tonne of ore mined ($)	63.56	62.53	44.51	56.55
Cash mining cost per tonne of ore mined ($)	48.35	51.36	39.35	45.54
Non cash mining cost per tonne of ore mined ($)	15.21	11.17	5.16	11.01

Unit shipping costs($)	3.91	3.91	3.54	3.78

Milling cost per tonne of ore milled ($)	17.39	16.01	17.59	17.26
Cash milling cost per tonne of ore milled ($)	15.43	14.34	15.54	15.31
Non cash milling cost per tonne of ore milled ($)	1.96	1.67	2.05	1.95

Average Production Cost
Silver ($ per ounce)	4.20	8.49	12.25	5.94
Gold ($ per ounce)	163.29	343.82	-	234.11
Lead ($ per pound)	0.15	0.31	0.45	0.22
Zinc ($ per pound)	0.13	0.22	0.59	0.18

Total production cost per ounce of Silver ($)	(8.88)	(3.04)	4.84	(6.06)
Total cash cost per ounce of Silver ($)	(10.25)	(4.92)	2.70	(7.61)

Total Recovery of the Run of Mine Ore
Silver (%)	93.0	91.1	87.7	91.8
Lead (%)	97.0	94.7	89.8	95.6
Zinc ( %)	67.7	57.5	71.1	67.8

Head Grades of Run of Mine Ore
Silver (gram/tonne)	441.0	196.0	131.0	290.0
Lead (%)	8.4	4.3	2.4	5.6
Zinc (%)	2.9	0.6	0.8	1.8

Sales Data
Metal Sales
Silver (in thousands of ounce)	765	116	166	1,047
Gold (in thousands of ounce)	0.8	0	-	1.1
Lead (in thousands of pound)	10,359	1,824	2,202	14,385
Zinc (in thousands of pound)	2,536	109	608	3,253

Metal Sales
Silver (in thousands of $)	18,896	2,881	4,107	25,884
Gold (in thousands of $)	715	330	-	1,045
Lead (in thousands of $)	9,427	1,636	1,996	13,059
Zinc (in thousands of $)	1,921	70	443	2,434
	30,959	4,917	6,546	42,422
Average Selling Price, Net of Value Added Tax and Smelter Charges
Silver ($ per ounce)	24.71	24.80	24.73	24.72
Gold ($ per ounce)	960	1,005	-	974
Lead ($ per pound)	0.91	0.90	0.91	0.91
Zinc ($ per pound)	0.76	0.65	0.73	0.75

SILVERCORP METALS INC.
Mining Data
(Expressed in thousands of U.S. dollars, except for mining data figures)

Q4 Fiscal 2010	Three months ended March 31, 2010
	YING	HPG&LM	TLP	Consolidated

Production Data
Mine Data
Ore Mined (tonne)
Direct Smelting Ore (tonne)	2,418	64	3	2,485
Stockpiled Ore (tonne)	54,174	13,560	10,815	78,549
	56,592	13,624	10,818	81,034

Run of Mine Ore (tonne)
Direct Smelting Ore (tonne)	2,418	64	3	2,485
Ore Milled (tonne)	70,214	27,269	33,953	131,436
	72,632	27,333	33,956	133,921

Mining cost per tonne of ore mined ($)	57.50	50.17	63.44	57.06
Cash mining cost per tonne of ore mined ($)	45.66	44.98	59.24	47.36
Non cash mining cost per tonne of ore mined	11.84	5.19	4.20	9.70

Unit shipping costs($)	3.72	3.26	2.82	3.52

Milling cost per tonne of ore milled ($)	11.62	10.02	10.49	11.00
Cash milling cost per tonne of ore milled ($)	10.23	8.12	8.79	9.43
Non cash milling cost per tonne of ore milled	1.39	1.90	1.70	1.57

Average Production Cost
Silver ($ per ounce)	3.37	6.34	7.62	4.20
Gold ($ per ounce)	172.29	401.06	419.96	268.26
Lead ($ per pound)	0.20	0.35	0.45	0.25
Zinc ($ per pound)	0.17	-	-	0.21
Total production cost per ounce of Silver ($)	(6.14)	(0.56)	1.78	(4.61)
Total cash cost per ounce of Silver ($)	(7.26)	(0.92)	0.78	(5.64)

Total Recovery of the Run of Mine Ore
Silver (%)	91.8	84.3	85.8	90.2
Lead (%)	96.3	93.6	87.1	94.5
Zinc ( %)	67.5	-	-	67.5

Head Grades of Run of Mine Ore
Silver (gram/tonne)	429.3	163.5	95.1	303.8
Lead (%)	7.6	2.9	3.4	5.7
Zinc (%)	2.8	-	-	1.6

Sales Data
Metal Sales
Silver (in thousands of ounce)	836	118	125	1,079
Gold (in thousands of ounce)	0.3	0.2	0.08	0.5
Lead (in thousands of pound)	11,097	1,605	2,219	14,921
Zinc (in thousands of pound)	2,747	-	-	2,747

Metal Sales
Silver (in thousands of $)	11,024	1,662	1,616	14,302
Gold (in thousands of $)	186	214	57	457
Lead (in thousands of $)	8,645	1,266	1,704	11,615
Zinc (in thousands of $)	1,850	-	-	1,850
	21,705	3,142	3,377	28,224
Average Selling Price, Net of Value Added Tax and Smelter Charges
Silver ($ per ounce)	13.19	14.08	12.97	13.25
Gold ($ per ounce)	674	726	713	846
Lead ($ per pound)	0.78	0.79	0.77	0.78
Zinc ($ per pound)	0.67	-	-	0.67

SILVERCORP METALS INC.
Mining Data
(Expressed in thousands of U.S. dollars, except for mining data figures)

Fiscal 2011	Twelve months ended March 31, 2011
	YING	HPG&LM	TLP	Consolidated

Production Data
Mine Data
Ore Mined (tonne)
Direct Smelting Ore (tonne)	12,711	219	12	12,942
Stockpiled Ore (tonne)	303,811	73,171	202,406	579,388
	316,522	73,390	202,418	592,330

Run of Mine Ore (tonne)
Direct Smelting Ore (tonne)	12,711	219	12	12,942
Ore Milled (tonne)	304,766	74,259	204,768	583,793
	317,477	74,478	204,780	596,735

Mining cost per tonne of ore mined ($)	59.14	63.98	39.89	53.16
Cash mining cost per tonne of ore mined ($)	46.05	55.67	35.68	43.70
Non cash mining cost per tonne of ore mined ($)	13.09	8.31	4.21	9.46

Unit shipping costs($)	3.64	3.40	3.30	3.49

Milling cost per tonne of ore milled ($)	14.13	13.72	14.37	14.16
Cash milling cost per tonne of ore milled ($)	12.40	12.24	12.64	12.46
Non cash milling cost per tonne of ore milled ($)	1.73	1.48	1.73	1.70

Average Production Cost
Silver ($ per ounce)	3.31	8.16	9.75	4.53
Gold ($ per ounce)	164.98	404.14	439.92	227.82
Lead ($ per pound)	0.15	0.35	0.44	0.21
Zinc ($ per pound)	0.12	0.26	0.36	0.17

Total production cost per ounce of Silver ($)	(7.20)	(1.59)	2.52	(5.58)
Total cash cost per ounce of Silver ($)	(8.30)	(3.16)	0.70	(6.80)

Total Recovery of the Run of Mine Ore
Silver (%)	92.4	91.3	86.3	91.6
Lead (%)	96.5	94.5	89.5	95.3
Zinc ( %)	69.8	59	70.5	69.5

Head Grades of Run of Mine Ore
Silver (gram/tonne)	470.0	185.0	122.0	316.0
Lead (%)	8.1	4.1	2.5	5.7
Zinc (%)	2.8	0.6	0.8	1.9

Sales Data
Metal Sales
Silver (in thousands of ounce)	4,249	391	660	5,300
Gold (in thousands of ounce)	1.8	1.2	0.2	3.2
Lead (in thousands of pound)	52,937	6,247	9,827	69,011
Zinc (in thousands of pound)	13,369	544	2,430	16,343

Metal Sales
Silver (in thousands of $)	76,094	7,463	12,277	95,834
Gold (in thousands of $)	1,615	1,133	159	2,907
Lead (in thousands of $)	44,218	5,183	8,222	57,623
Zinc (in thousands of $)	8,982	334	1,647	10,963
	130,909	14,113	22,305	167,327

Average Selling Price, Net of Value Added Tax and Smelter Charges
Silver ($ per ounce)	17.91	19.10	18.60	18.08
Gold ($ per ounce)	892	946	839	909
Lead ($ per pound)	0.84	0.83	0.84	0.83
Zinc ($ per pound)	0.67	0.62	0.68	0.67

SILVERCORP METALS INC.
Mining Data
(Expressed in thousands of U.S. dollars, except for mining data figures)

Fiscal 2010	Twelve months ended March 31, 2010
	YING	HPG&LM	TLP	Consolidated

Production Data
Mine Data
Ore Mined (tonne)
Direct Smelting Ore (tonne)	13,098	280	11	13,389
Stockpiled Ore (tonne)	299,073	55,753	38,538	393,364
	312,171	56,033	38,549	406,753

Run of Mine Ore (tonne)
Direct Smelting Ore (tonne)	13,098	280	11	13,389
Ore Milled (tonne)	298,977	58,730	36,797	394,504
	312,075	59,010	36,808	407,893

Mining cost per tonne of ore mined ($)	55.32	55.26	64.15	56.14
Cash mining cost per tonne of ore mined ($)	44.93	52.13	60.89	47.43
Non cash mining cost per tonne of ore mined ($)	10.39	3.13	3.26	8.71

Unit shipping costs($)	3.57	3.13	2.86	3.44

Milling cost per tonne of ore milled ($)	11.32	10.95	12.34	11.37
Cash milling cost per tonne of ore milled ($)	10.23	9.52	10.12	10.12
Non cash milling cost per tonne of ore milled ($)	1.09	1.43	2.22	1.25

Average Production Cost
Silver ($ per ounce)	2.71	5.54	7.16	3.06
Gold ($ per ounce)	134.33	313.76	351.24	183.14
Lead ($ per pound)	0.16	0.30	0.43	0.18
Zinc ($ per pound)	0.13	0.22	-	0.15

Total production cost per ounce of Silver ($)	(5.79)	(2.92)	1.27	(5.38)
Total cash cost per ounce of Silver ($)	(6.66)	(3.37)	0.34	(6.22)

Total Recovery of the Run of Mine Ore
Silver (%)	92.7	85.4	87.3	92.0
Lead (%)	96.6	93.1	85.8	95.9
Zinc ( %)	69.0	70.0	-	69.1

Head Grades of Run of Mine Ore
Silver (gram/tonne)	465.3	203.2	94.9	394.8
Lead (%)	8.5	4.6	3.5	7.5
Zinc (%)	3.1	0.8	-	2.5

Sales Data
Metal Sales
Silver (in thousands of ounce)	4,163	321	140	4,624
Gold (in thousands of ounce)	0.7	0.9	0.08	1.6
Lead (in thousands of pound)	54,525	5,429	2,420	62,374
Zinc (in thousands of pound)	14,071	669	-	14,740

Metal Sales
Silver (in thousands of $)	48,524	4,105	1,776	54,405
Gold (in thousands of $)	376	688	58	1,122
Lead (in thousands of $)	37,597	3,770	1,838	43,205
Zinc (in thousands of $)	8,094	338	-	8,432
	94,591	8,901	3,672	107,164
Average Selling Price, Net of Value Added Tax and Smelter Charges
Silver ($ per ounce)	11.66	12.79	12.69	11.77
Gold ($ per ounce)	578	724	725	703
Lead ($ per pound)	0.69	0.69	0.76	0.69
Zinc ($ per pound)	0.58	0.51	-	0.57